
Certain Information Regarding Fitch's
Credit Analysts and Credit Analyst Supervisors

The total number of credit analysts (including supervisors): 1,110

*The total number of credit analyst supervisors: 347

> * Credit Analyst Supervisors are defined as those analysts holding the title of Senior Director or above. Quorum requirements for ratings committees require the presence of at least one analyst with the title of (i) Senior Director or above, or (ii) Director by special appointment owing to their sector experience.

See attached for a description of the minimum qualification and general competency requirements of credit analysts. These are guidelines only provided to assist managers in the recruitment, development, performance management and promotion of credit analysts, and are not firm requirements.



Analytical Competency Matrix

Introduction

Welcome to the competency matrix for Analytical roles, which has been developed through consultation with managers. Each matrix covers job levels from Analyst to Senior Director.

The matrix has many possible applications, including performance management, recruitment, induction and the identification of learning and development needs.

It has five broad competency themes, with more detailed competencies under each heading.

The competencies evolve between the job levels, so the items for higher job levels are those which differentiate this level from the one below. This is based on the assumption that the person has already demonstrated the competencies of the level below and does not need to be evaluated against these. However, if someone's performance is below expectations, it may be useful to look at the competencies for the level below to help pinpoint development needs.

The competencies reflect good performance at each job level. Someone who is new to this level may take time to achieve this. Very strong performers may already be exhibiting the competencies of the level above.

When using the competencies for performance review, use the items as a checklist for discussion and to identify development needs. You are not required to score people against all the detailed items, only against each broad competency theme.



Analyst

Applied Knowledge

Thinks analytically (i.e. critically reviews and questions information; understands key analytical factors; has basic understanding of core rating criteria; issues and concerns; considers impact/ implications).

Processes, understands and interprets relevant quantitative data accurately.

Keeps abreast of industry, market, issuer, company developments in his/her sectors.

Applies the principal areas of rating methodology and, as appropriate, is able to assume some rating, and/or review responsibility for certain credits, and/or transactions with direct supervision, (e.g. preparing sections of rating packages, updating existing packages, rating action commentaries, attending management meetings, modelling, document review).

Technically proficient with key basic tools, (e.g. modelling, Excel, proprietary systems and other technical tools.

Knows the requirements of the Rating Process Manual and Fitch core policies, and keeps abreast of changes in policies and regulatory requirements.

Self-Management

Takes responsibility for actions and tasks, and consistently follows through to completion within deadlines. Knows when to ask for assistance, or seek clarification, and when to act independently.

Pays attention to detail and is accountable for the accuracy of work.

Takes responsibility for his/her personal development and identifies development needs. Accepts and responds to feedback.

Conforms to record keeping policies, e.g. file maintenance, CFC, SFWC, etc.

Execution

Delivers quality outputs to internal and external parties within deadlines.

Coordinates with colleagues to ensure smooth and efficient work processes/procedures.

Recognises the urgency of situations and responds proportionately. Keeps parties informed of progress toward goals.

Communication

Uses effective questioning and listening skills to identify parties' needs and expectations.

Presents analysis, ideas and facts effectively in writing.

Presents analysis, ideas and facts effectively verbally, including to committees, if appropriate.

Actively participates in internal meetings (and external, as appropriate).

Shows awareness of personal impact and recognises when to adapt communication style.

Recognises when there's a need to comment externally, and lets others know.

Understands Fitch research templates and uses them effectively to convey opinions in Fitch publications including RACs, Research Reports, and Fitch Wire.

Team Work

Develops and maintains effective professional working relationships internally.

Works effectively in small groups/ teams through active participation and contribution.

Shares information, skills, knowledge and expertise as appropriate and works in a collaborative manner across Fitch. Works to gain the confidence and respect of co-workers.

Contributes to an enthusiastic, positive work environment. Supports and helps peers.

Participates in activities initiated by other teams for the greater good.



Senior Analyst

Applied Knowledge

Shows "independent" thought and insight on credits.

Evaluates and forms insightful opinions about relevant analytical issues and contributes new ideas when working through a credit.

Is confident and comfortable taking responsibility for simpler credits/transactions.

Strong grasp of key financial adjustments and other financial analysis topics at the computational level.

Thinks through the implications of industry, market, issuer, company developments in his/her sectors.

Routinely contributes analytical insights to rating committees.

Contributes to select research publications.

Self-Management

Works independently with decreasing levels of supervision.

Juggles priorities, meets deadlines.

Requires little supervision to judge between urgent and important issues.

Execution

Produces high quality work with decreasing levels of supervision.

Thinks critically and suggests improvements.

Responds to the explicit and easily anticipated needs of internal parties in a timely, appropriate and professional manner with diminishing supervision.

Analytical work highlights Key Rating Drivers consistent with criteria and reflected in rating packages, rating action commentaries and/or rating reports.

Communication

Participates effectively in internal and external meetings relevant to his/her expertise.

Interaction with external parties is competent and appropriate.

Identifies the key points and knows how to make them, in a formal setting, in a tight and coherent manner. Presents analysis, ideas and facts effectively verbally, including to committees.

Makes useful, value-added contributions at internal meetings (and external, as appropriate).

Shows awareness of personal impact and recognises when to adapt communication style.

Recognises when there's a need to comment externally, and lets others know.

Understands Fitch research templates and uses them effectively to convey opinions in Fitch publications including RACs, Research Reports, and Fitch Wire.

Team Work

Manages an increasing number of internal and external relationships.

Contributes to an enthusiastic, positive work environment. Supports and helps peers



Associate Director

Applied Knowledge

Takes some responsibility for a portfolio of credits/transactions.

Strong grasp of key financial adjustments and financial analysis topics at both conceptual and computational levels.

Routinely contributes analytical insights to rating committees.

Pro-actively generates commentary within rating packages on implications of industry, market, issuer, company developments in his/her sectors.

Identifies and modifies analytical techniques, sector credit factors, tools, frameworks and methods of identifying patterns and opportunities predominantly within sector.

Authors select research publications.

Shares knowledge and expertise within the group.

Resolves straightforward compliance issues.

Self-Management

Juggles priorities, meets deadlines and thinks longer term about their workload.

Judges between urgent and important, prioritises and responds.

Execution

Anticipates problems/issues and takes action to prevent/ minimise their impact.

Initiates and leads on publishable research projects.

Ensures rationales for recommended ratings are opinionated, well-supported and documented.

Communication

Creates a positive impression in communicating with issuers and other external parties.

Ability to present a compelling credit narrative in internal and external discussion.

Shares opinions in a straightforward manner, even when it is difficult or unpopular.

Adapts communication style to different situations and audiences.

Team Work

Provides guidance and support to junior and less knowledgeable staff.

Participates in selection and hiring of staff, as appropriate.

Creates a positive working environment.



Director

Applied Knowledge

Takes some responsibility for a portfolio of credits/transactions.

Broad and deep analytical knowledge of sector, including an understanding of key credits.

Differentiates between symptoms, causes and alternative solutions.

Selectively applies analytical conclusions across a broad range of issuers.

Identifies, modifies and develops analytical techniques, sector credit factors, tools, frameworks and methods of identifying patterns and opportunities.

Initiates sharing knowledge and expertise across Fitch.

Identifies and initiates insightful research.

Recognised as an industry expert internally.

Resolves more complex compliance issues.

Self-Management

Works independently without supervision.

Manages a complex and diverse workload.

Balances credit management responsibilities, with broader team priorities.

Responds flexibly and calmly to changing circumstances.

Execution

Initiates and leads on publishable research projects.

Supervises the credits and guides the people working on them.

Ensures quality and consistency of approach within project or functional area.

Ensures that work is delivered on time.

Identifies and implements ways of increasing productivity, efficiency and overall service levels.

Resolves operational problems which hinder execution.

Defines scope and positions objectives on credits and research projects.

Communication

Leads management review meetings in a credible manner.

Handles conflict constructively.

Communicates effectively at all levels within and outside Fitch.

Facilitates communication within and across teams.

Represents Fitch effectively outside the organisation.

Initiates networking opportunities, internally and externally.

Mentors analysts on how to write effective research and RACs.

Encourages contributions in meetings and helps move the process along.

Team Work

Manages an increasing number of internal and external relationships.

Oversees and guides the work of others on assigned projects.

Gets buy in from team for project objectives, changes in scope, etc.

Coaches, mentors and develops staff for current and future roles.

Provides general direction to more junior staff.

Gives constructive, balanced and timely feedback.

Participates in selection and hiring of staff, as appropriate.

Creates a positive working environment.



Senior Director - Management

Applied Knowledge

Provides analytical leadership for a sector/sub-sector/asset class.

Viewed by inside and outside parties as an industry expert.

Demonstrates knowledge and insight of the broad debt and credit field, and a comprehensive understanding of rating criteria, which they can explain to external and apply outside their area of core expertise.

Demonstrates a broad organizational understanding and makes linkages with Fitch's strategy, products and major change initiatives.

Plays a leading role in the rating committee process, acting as committee chair, including in areas beyond their sector expertise.

Leads the development of criteria, methodology and sector credit factors.

Oversees and monitors compliance with Fitch policies, procedures, and regulatory requirements including, but not limited to, the Code of Conduct, the RPM, PDRs, etc.

Self-Management

Demonstrates high level of self-awareness and understanding of the impact of own personal style.

Adjusts priorities to changing circumstances.

Manages multiple projects at the same time, both long and short-term.

Helps others to prioritize, through posing questions and constructive challenges.

Has clear values which people see authentically demonstrated.

Execution

Identifies appropriate outcomes, targets and success factors for own team.

Plans, allocates and monitors use of resources to ensure high quality, timely and cost effective delivery.

Identifies potential variances in performance against key indicators and takes timely action.

Takes the lead with the team and other managers to resolve escalated issues impacting performance.

Challenges and inspires new thinking in the team to solve problems.

Establishes policies and procedures to mitigate both operational and reputational risks such that the reputation of Fitch is upheld and enhanced.

Demonstrates outstanding chairing skills, setting very clear agenda, involving all parties and achieving intended outcomes.

Communication

Seeks opportunities to represent Fitch effectively outside the organisation, at all levels.

Adapts influencing and communication style to the audience and situation.

Builds trust and respect in internal and external relationships, key stakeholders.

Establishes highly effective networks with all constituencies (peers, across departments, externally), and sets the direction for others to do so.

Drafts research, Fitch Wire topics, and RACs that communicate Fitch's views on topical issues.

Synthesizes differing views and arguments creatively to generate new routes forward.

Can drive a meeting to conclusion when required.

Team Work

Takes personal responsibility for the performance of own team and area.

Acts as a role model, providing energy and drive, and being visible and accessible to the team.

Engages and aligns the team to common purpose.

Creates a culture within the team of empowerment, encourages others to take responsibility and show initiative.

Initiates and drives collaboration between their team and other areas of Fitch to further strategic corporate goals.

Employs strategies to resolve conflict between colleagues.

Holds courageous conversations in raising and dealing with difficult issues.



Actively engages in the development of team, both as individuals and as a whole team collectively.

Acts as coach and mentor to team members

Consciously uses delegation and stretch assignments as a developmental tool

Demonstrates commitment to promoting a diverse and inclusive environment within own team and the wider organization

Identifies and assesses talent, provides evaluative feedback and input into effective hiring and promotion decisions.



Senior Director – Subject Matter Expert

Applied Knowledge

Provides analytical leadership for a sector/sub-sector/asset class.

Recognized as a world class 'analytical leader'; viewed by inside and outside parties as an industry authority.

Demonstrates knowledge and insight of the broad debt and credit field, and a comprehensive understanding of rating criteria, able to act as a reference point for external and internal audiences and apply outside their area of core expertise.

Can move from the detail to take a strategic view.

Plays a leading role in the rating committee process, acting as committee chair, including in areas beyond their sector expertise.

Leads the development of criteria, methodology and sector credit factors.

Has deep knowledge of the Rating Process Manual and other procedures, and acts as an advisor on how to apply it.

Self-Management

Adjusts priorities to changing circumstances.

Manages multiple projects at the same time, both long and short-term.

Helps others to prioritise, through posing questions and constructive challenges.

Execution

Sets the direction and leads activities on multiple transactions, projects, services.

Ensures quality and consistency of approach.

Knows when to act independently and when to collaborate to resolve problems.

Influences how other people execute their work, for the better by proactively contributing expertise and work product.

Participates in resolution of complex issues which are outside their normal area of focus, acting as a sounding board, giving advice and guidance.

Supervises junior analysts' work to ensure compliance.

Communication

Frequently and proactively represents Fitch and their Group to the highest standard outside the organization, at all levels.

Adapts approach and style for different external situations, at all levels.

Builds trust and respect in internal and external relationships, key stakeholders.

Grows and leverages strong external networks.

Plays a lead role in production of research, Fitch Wire topics, and RACs that communicate Fitch's views on topical issues.

Coaches, mentors and trains staff on effective writing skills for RACs, Fitch Wire, and research.

Chairs committees in an organized and collaborative manner, showing thought leadership and judgment.

Team Work

Manages special projects, functional or cross functional.

Commits time to training and other talent development activities, supporting the development of junior colleagues.

Builds strong networks across Fitch.

Identifies and assesses talent, provides evaluative feedback and input into effective hiring and promotion decisions.

Participates in activities initiated by other teams for the greater good.



Applied Knowledge

Analyst

Thinks analytically (i.e. critically reviews and questions information; understands key analytical factors; has basic understanding of core rating criteria; issues and concerns; considers impact/ implications).

Processes, understands and interprets relevant quantitative data accurately.

Keeps abreast of industry, market, issuer, company developments in his/her sectors.

Applies the principal areas of rating methodology and, as appropriate, is able to assume some rating, and/or review responsibility for certain credits, and/or transactions with direct supervision, (e.g. preparing sections of rating packages, updating existing packages, rating action commentaries, attending management meetings, modelling, document review).

Technically proficient with key basic tools, (e.g. modelling, Excel, proprietary systems and other technical tools.

Knows the requirements of the Rating Process Manual and Fitch core policies, and keeps abreast of changes in policies and regulatory requirements.

Thinks analytically (i.e. critically reviews and questions information; understands key analytical factors; has basic understanding of core rating criteria; issues and concerns; considers impact/ implications).

Senior Analyst (Differentiating Competencies)

Shows "independent" thought and insight on credits.

Evaluates and forms insightful opinions about relevant analytical issues and contributes new ideas when working through a credit.

Is confident and comfortable taking responsibility for simpler credits/transactions.

Strong grasp of key financial adjustments and other financial analysis topics at the computational level.

Thinks through the implications of industry, market, issuer, company developments in his/her sectors.

Routinely contributes analytical insights to rating committees.

Contributes to select research publications.

Associate Director (Differentiating Competencies)

Takes some responsibility for a portfolio of credits/transactions.

Strong grasp of key financial adjustments and financial analysis topics at both conceptual and computational levels.

Routinely contributes analytical insights to rating committees.

Pro-actively generates commentary within rating packages on implications of industry, market, issuer, company developments in his/her sectors.

Identifies and modifies analytical techniques, sector credit factors, tools, frameworks and methods of identifying patterns and opportunities predominantly within sector.

Authors select research publications.

Shares knowledge and expertise within the group.

Resolves straightforward compliance issues.

Director (Differentiating Competencies)

Takes some responsibility for a portfolio of credits/transactions.

Broad and deep analytical knowledge of sector, including an understanding of key credits.

Differentiates between symptoms, causes and alternative solutions.

Selectively applies analytical conclusions across a broad range of issuers.

Identifies, modifies and develops analytical techniques, sector credit factors, tools, frameworks and methods of identifying patterns and opportunities.

Initiates sharing knowledge and expertise across Fitch.

Identifies and initiates insightful research.

Recognised as an industry expert internally.

Resolves more complex compliance issues.



Senior Director - Management (Differentiating Competencies)

Provides analytical leadership for a sector/sub-sector/asset class.

Viewed by inside and outside parties as an industry expert.

Demonstrates knowledge and insight of the broad debt and credit field, and a comprehensive understanding of rating criteria, which they can explain to external and apply outside their area of core expertise.

Demonstrates a broad organizational understanding and makes linkages with Fitch's strategy, products and major change initiatives.

Plays a leading role in the rating committee process, acting as committee chair, including in areas beyond their sector expertise.

Leads the development of criteria, methodology and sector credit factors.

Oversees and monitors compliance with Fitch policies, procedures, and regulatory requirements including, but not limited to, the Code of Conduct, the RPM, PDRs, etc.

Senior Director – Subject Matter Expert (Differentiating Competencies)

Provides analytical leadership for a sector/sub-sector/asset class.

Recognized as a world class 'analytical leader'; viewed by inside and outside parties as an industry authority.

Demonstrates knowledge and insight of the broad debt and credit field, and a comprehensive understanding of rating criteria, able to act as a reference point for external and internal audiences and apply outside their area of core expertise.

Can move from the detail to take a strategic view.

Plays a leading role in the rating committee process, acting as committee chair, including in areas beyond their sector expertise.

Leads the development of criteria, methodology and sector credit factors.

Has deep knowledge of the Rating Process Manual and other procedures, and acts as an advisor on how to apply it.



Self-Management

Analyst

Takes responsibility for actions and tasks, and consistently follows through to completion within deadlines. Knows when to ask for assistance, or seek clarification, and when to act independently.

Pays attention to detail and is accountable for the accuracy of work.

Takes responsibility for his/her personal development and identifies development needs. Accepts and responds to feedback.

Conforms to record keeping policies, e.g. file maintenance, CFC, SFWC, etc.

Senior Analyst (Differentiating Competencies)

Works independently with decreasing levels of supervision.

Juggles priorities, meets deadlines.

Requires little supervision to judge between urgent and important issues.

Associate Director (Differentiating Competencies)

Juggles priorities, meets deadlines and thinks longer term about their workload.

Judges between urgent and important, prioritises and responds.

Director (Differentiating Competencies)

Works independently without supervision.

Manages a complex and diverse workload.

Balances credit management responsibilities, with broader team priorities.

Responds flexibly and calmly to changing circumstances.

Senior Director – Management (Differentiating Competencies)

Demonstrates high level of self-awareness and understanding of the impact of own personal style.

Adjusts priorities to changing circumstances.

Manages multiple projects at the same time, both long and short-term.

Helps others to prioritize, through posing questions and constructive challenges.

Has clear values which people see authentically demonstrated.

Senior Director – Subject Matter Expert (Differentiating Competencies)

Adjusts priorities to changing circumstances.

Manages multiple projects at the same time, both long and short-term.

Helps others to prioritise, through posing questions and constructive challenges.



Execution

Analyst

Delivers quality outputs to internal and external parties within deadlines.

Coordinates with colleagues to ensure smooth and efficient work processes/procedures.

Recognises the urgency of situations and responds proportionately. Keeps parties informed of progress toward goals.

Senior Analyst (Differentiating Competencies)

Produces high quality work with decreasing levels of supervision.

Thinks critically and suggests improvements.

Responds to the explicit and easily anticipated needs of internal parties in a timely, appropriate and professional manner with diminishing supervision.

Analytical work highlights Key Rating Drivers consistent with criteria and reflected in rating packages, rating action commentaries and/or rating reports.

Associate Director (Differentiating Competencies)

Anticipates problems/issues and takes action to prevent/ minimise their impact.

Initiates and leads on publishable research projects.

Ensures rationales for recommended ratings are opinionated, well-supported and documented.

Director (Differentiating Competencies)

Initiates and leads on publishable research projects.

Supervises the credits and guides the people working on them.

Ensures quality and consistency of approach within project or functional area.

Ensures that work is delivered on time.

Identifies and implements ways of increasing productivity, efficiency and overall service levels.

Resolves operational problems which hinder execution.

Defines scope and positions objectives on credits and research projects.

Senior Director – Management (Differentiating Competencies)

Identifies appropriate outcomes, targets and success factors for own team.

Plans, allocates and monitors use of resources to ensure high quality, timely and cost effective delivery.

Identifies potential variances in performance against key indicators and takes timely action.

Takes the lead with the team and other managers to resolve escalated issues impacting performance.

Challenges and inspires new thinking in the team to solve problems.

Establishes policies and procedures to mitigate both operational and reputational risks such that the reputation of Fitch is upheld and enhanced.

Demonstrates outstanding chairing skills, setting very clear agenda, involving all parties and achieving intended outcomes.

Senior Director – Subject Matter Expert (Differentiating Competencies)

Sets the direction and leads activities on multiple transactions, projects, services.

Ensures quality and consistency of approach.

Knows when to act independently and when to collaborate to resolve problems.

Influences how other people execute their work, for the better by proactively contributing expertise and work product.

Participates in resolution of complex issues which are outside their normal area of focus, acting as a sounding board, giving advice and guidance.

Supervises junior analysts' work to ensure compliance.



Communication

Analyst

Uses effective questioning and listening skills to identify parties' needs and expectations.

Presents analysis, ideas and facts effectively in writing.

Presents analysis, ideas and facts effectively verbally, including to committees, if appropriate.

Actively participates in internal meetings (and external, as appropriate).

Shows awareness of personal impact and recognises when to adapt communication style.

Recognises when there's a need to comment externally, and lets others know.

Understands Fitch research templates and uses them effectively to convey opinions in Fitch publications including RACs, Research Reports, and Fitch Wire.

Senior Analyst (Differentiating Competencies)

Participates effectively in internal and external meetings relevant to his/her expertise.

Interaction with external parties is competent and appropriate.

Identifies the key points and knows how to make them, in a formal setting, in a tight and coherent manner. Presents analysis, ideas and facts effectively verbally, including to committees.

Makes useful, value-added contributions at internal meetings (and external, as appropriate).

Shows awareness of personal impact and recognises when to adapt communication style.

Recognises when there's a need to comment externally, and lets others know.

Understands Fitch research templates and uses them effectively to convey opinions in Fitch publications including RACs, Research Reports, and Fitch Wire.

Associate Director (Differentiating Competencies)

Creates a positive impression in communicating with issuers and other external parties.

Ability to present a compelling credit narrative in internal and external discussion.

Shares opinions in a straightforward manner, even when it is difficult or unpopular.

Adapts communication style to different situations and audiences.

Director (Differentiating Competencies)

Leads management review meetings in a credible manner.

Handles conflict constructively.

Communicates effectively at all levels within and outside Fitch.

Facilitates communication within and across teams.

Represents Fitch effectively outside the organisation.

Initiates networking opportunities, internally and externally.

Mentors analysts on how to write effective research and RACs.

Encourages contributions in meetings and helps move the process along.

Senior Director – Management (Differentiating Competencies)

Seeks opportunities to represent Fitch effectively outside the organisation, at all levels.

Adapts influencing and communication style to the audience and situation.

Builds trust and respect in internal and external relationships, key stakeholders.

Establishes highly effective networks with all constituencies (peers, across departments, externally), and sets the direction for others to do so.

Drafts research, Fitch Wire topics, and RACs that communicate Fitch's views on topical issues.

Synthesizes differing views and arguments creatively to generate new routes forward.

Can drive a meeting to conclusion when required.



Senior Director – Subject Matter Expert (Differentiating Competencies)

Frequently and proactively represents Fitch and their Group to the highest standard outside the organization, at all levels.

Adapts approach and style for different external situations, at all levels.

Builds trust and respect in internal and external relationships, key stakeholders.

Grows and leverages strong external networks.

Plays a lead role in production of research, Fitch Wire topics, and RACs that communicate Fitch's views on topical issues.

Coaches, mentors and trains staff on effective writing skills for RACs, Fitch Wire, and research.

Chairs committees in an organized and collaborative manner, showing thought leadership and judgment.



Team Work

Analyst

Develops and maintains effective professional working relationships internally.

Works effectively in small groups/ teams through active participation and contribution.

Shares information, skills, knowledge and expertise as appropriate and works in a collaborative manner across Fitch. Works to gain the confidence and respect of co-workers.

Contributes to an enthusiastic, positive work environment. Supports and helps peers.

Participates in activities initiated by other teams for the greater good.

Senior Analyst (Differentiating Competencies)

Manages an increasing number of internal and external relationships.

Associate Director (Differentiating Competencies)

Provides guidance and support to junior and less knowledgeable staff.

Participates in selection and hiring of staff, as appropriate.

Creates a positive working environment.

Director (Differentiating Competencies)

Manages an increasing number of internal and external relationships.

Oversees and guides the work of others on assigned projects.

Gets buy in from team for project objectives, changes in scope, etc.

Coaches, mentors and develops staff for current and future roles.

Provides general direction to more junior staff.

Gives constructive, balanced and timely feedback.

Senior Director – Management (Differentiating Competencies)

Takes personal responsibility for the performance of own team and area.

Acts as a role model, providing energy and drive, and being visible and accessible to the team.

Engages and aligns the team to common purpose.

Creates a culture within the team of empowerment, encourages others to take responsibility and show initiative.

Initiates and drives collaboration between their team and other areas of Fitch to further strategic corporate goals.

Employs strategies to resolve conflict between colleagues.

Holds courageous conversations in raising and dealing with difficult issues.
Actively engages in the development of team, both as individuals and as a whole team collectively.

Acts as coach and mentor to team members

Consciously uses delegation and stretch assignments as a developmental tool

Demonstrates commitment to promoting a diverse and inclusive environment within own team and the wider organization

Identifies and assesses talent, provides evaluative feedback and input into effective hiring and promotion decisions.

Senior Director – Subject Matter Expert (Differentiating Competencies)

Manages special projects, functional or cross functional.

Commits time to training and other talent development activities, supporting the development of junior colleagues.

Builds strong networks across Fitch.

Identifies and assesses talent, provides evaluative feedback and input into effective hiring and promotion decisions.

Participates in activities initiated by other teams for the greater good.